"PUBLIC"

13012142

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8- 68700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIERRA PACIFIC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9440 W. SAHARA AVE., SUITE 215
(No. and Street)

LAS VEGAS (City) NEVADA (State) 89117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIN LANKOWSKY 702/998-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2013
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ky
3/12

OATH OR AFFIRMATION

I, ERIN LANKOWSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIERRA PACIFIC SECURITIES, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
KAMAL SINGH SIDHU
No: 12-6712-1
My Appointment Expires FEB. 2, 2016

SEE ATTACHED.
Notary Public

Signature ERIN LANKOWSKY

CO-PRESIDENT
Title

State of Nevada
County of Clark

Signed and sworn before me
on 2/14/13 by Erin Lankowsky

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of [redacted]. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

"PUBLIC"

CONTENTS

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Sierra Pacific Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Sierra Pacific Securities, LLC (the Company) as of December 31, 2012, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sierra Pacific Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 11-13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 11-13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11-13 is fairly stated in all material respects in relation to the financial statements as a whole.

Goodrich Baron Goodyear LLP

Long Beach, California
February 25, 2013

SIERRA PACIFIC SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash in bank		$ 401,102
Deposits with/receivables from clearing organization		11,455,443
Receivable from other brokers		274,865
Securities owned, at market value		71,524,582
Prepaid expense and other assets		21,029
Property and equipment, net of accumulated depreciation		79,466
Total assets		$ 83,756,487

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 460,294
Payable to clearing organization –		
Inventory financing payable	$ 66,268,326	
Securities sold short – not yet purchased	4,780,384	
Total payable to clearing organization		71,048,710
Total liabilities		71,509,004
Members' equity		12,247,483
Total liabilities and members' equity		$ 83,756,487

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer formed under the laws of the State of Nevada maintaining its only office in Las Vegas, Nevada. The Company is subject to a minimum net capital requirement of $100,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Company is exempt from the computation for the determination of reserve requirements pursuant to Rule 15c3-3. The Company's activities are primarily comprised of purchasing and selling government, municipal and agency securities, corporate obligations and bank Certificates of Deposit, and holding these types of securities for the Company's own account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks. The recorded value of cash (and any other financial instruments) approximates fair value at December 31, 2012.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Organizations

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions and maintains customer accounts.

The Company is required to maintain certain deposit levels with the clearing organization. The amount of the deposit depends on the agreement with the clearing organization and the exchange market requirements. As of December 31, 2012, the Company had deposit levels with clearing organizations exceeding the requirements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Marketable Securities/Fair Value

As required by the fair Value Measurements and Disclosures Topic of Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC) the Company is required to use a three-tiered fair value hierarchy in determining fair value for its marketable securities. The Company defines fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations. It also establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 – Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 – Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

FASB ASC also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

The following table presents the Company's assets and liabilities and related valuation inputs within the fair value hierarchy utilized to measure fair value as of December 31, 2012, on a recurring basis:

	Level 1	Level 2	Level 3	Total
Trading securities, assets	$ 71,524,582	$ -	$ -	$ 71,524,582
Securities sold short, not yet purchased	$ 4,780,384	$ -	$ -	$ 4,780,384

Trading securities are based on quoted market prices in active markets for identical assets and liabilities.

Revenue Recognition

Revenue associated with the Company's securities' transactions is recognized on a trade date basis. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of income. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Income Taxes

The Company is a limited liability company and has elected pass-through treatment for tax purposes. Therefore, the Company is not taxed at the entity level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities.

(2) SECURITIES OWNED

Securities owned consist of trading securities, recorded at market value, and include accrued interest of $767,933. These securities had a cost of $70,911,277 and are comprised of corporate obligations, bank Certificates of Deposit, Muni's, and Federal obligations.

The securities are purchased on margin with the clearing organization and the liability related to such purchases is included under the caption "Payable to Clearing organization" on the Statement of Financial Condition. The liability includes inventory financed and the value of certain securities sold short – not yet purchased.

(3) TRADING ACTIVITIES AND RELATED RISKS

The Company actively trades government, corporate and agency securities and bank certificates of deposit. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company's counter-party risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

(3) TRADING ACTIVITIES AND RELATED RISKS, Continued

The Company engages in selling of contracts to deliver at a future date or to repurchase at a future date (futures contracts). These contracts are used to hedge the risk associated with owning debt securities. At December 31, 2012, there were one hundred and two futures contracts that had not been settled (notional amount of $10,200,000). These contracts relate to United States Treasuries deliverable in March 2013. Net realized and unrealized gains and losses from futures contracts are included in the principal transaction revenues in the accompanying statement of income. For the period ended December 31, 2012, net realized and unrealized losses futures contracts totaled $408,065.

(4) RENTAL OF OFFICE FACILITIES

The Company occupies office facilities under a lease expiring February 28, 2013, which provides for payments totaling $4,563 in 2013.

(5) CONCENTRATION OF CREDIT RISK FOR CASH HELD IN BANKS

The Company maintains cash accounts at Bank of America which had bank balances totaling $401,102. Accounts at this institution are insured up to $250,000 by the Federal Deposit Insurance Corporation.

(6) NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital of $100,000. At December 31, 2012, the Company had computed net capital of $7,338,521, which was in excess of the required net capital level by $7,238,521. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital in excess of 15 to 1. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was .0627 to 1.

(7) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 25, 2013. No transactions or events were found that were material enough to require recognition in the financial statements.

SIERRA PACIFIC SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2012

Total members' equity		$ 12,247,483
Adjustments – non-allowable assets:		
Prepaid expenses and other assets	$ (21,029)	
Property and equipment, net	(79,466)	
Total adjustments		(100,495)
Net capital before haircuts		12,146,988
Haircuts on security positions – United States Agency obligations and obligations of organizations established by the United States:		
Exempted securities	2,452,877	
Debt securities	2,355,590	
Net haircuts		(4,808,467)
Net capital		7,338,521
Minimum net capital required (6-2/3% of total aggregate indebtedness or $100,000, whichever is greater)		(100,000)
Excess net capital		$ 7,238,521

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 460,294
Ratio of aggregate indebtedness to net capital	.0627 to 1

The computation of net capital as reported in the unaudited Part IIA filing as amended agrees with the audited net capital above.

SIERRA PACIFIC SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2012

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

SIERRA PACIFIC SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2012

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Sierra Pacific Securities, LLC

In planning and performing our audit of the financial statements of Sierra Pacific Securities, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear LLP

Long Beach, California
February 25, 2013